Xenolith

A Digital Privacy Vault
For Sensitive Personal Information

Xenolith provides Law Firms a secure way to store sensitive legal documents for clients to later access:

- Right of survivorship
- Case and court documents
- Sensitive personal information


COMPANY
FINANCE
CONFIDENTIAL



Why Xenolith?

- Lack of security on the internet and end user devices
- Explosion in data breach and ransomware incidents
- No centralized information source for survivorship

Proprietary Access & Encryption

- Storage is detached from the internet
- Proprietary "dark storage" technology - when system is not in use, it doesn't exist
- High-level encryption – data is unusable outside Xenolith without encryption key
- Client is the ONLY one who can access files in the system
- No back door access by government agencies (i.e. Apple incident)



Multiple Layers of Security

- 3 physical layers of security in the data center
- 3 virtual layers of authentication + encryption key to access data
- Back-up is re-encrypted (double encryption) in another data center

Phone: 833-828-0100 | Email: info@xenolith.io | Web: Xenolith.io